UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Wrong CIK filing


Reference # for erroneous filing:

Accession # 0001164691-15-000021
Submission type: SC 13G/A
Date of submission: February 10, 2015

THE REFERENCED FILING WAS SUBMITTED IN ERROR AND SHOULD BE DISREGARDED


Regarding submission accession number: 0001164691-15-000021, the wrong CIK number was used for form type SC 13G/A on 2/10/2015.
A corrected filing was immediately submitted under the correct CIK on 2/10/2015 (accession number 0001164691-15-000022).